

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 25, 2017

I. Andrew Weeraratne
Chief Executive Officer
Capax Inc.
7135 Collins Avenue, No. 624
Miami Beach, FL 33141

> **Re:** **Capax Inc.**
> **Registration Statement on Form S-1**
> **Filed July 3, 2017**
> **File No. 333-219139**

Dear Mr. Weeraratne:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have included your financial statements in Part II of the registration statement. Please revise to include your financial statements in the prospectus.

Prospectus Cover Page

2. Please refer to footnote 2 of the table on page iii. We note that the first sentence appears incomplete. Please revise as applicable. Please also revise the Use of Proceeds section on page 9 accordingly.

Prospectus Summary

About Us, page 1

3. We note that you have generated no revenue to date and have no revenue generating operations. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly "burn rate" post-offering and the month you will run out of funds without additional capital. Please also revise to quantify the amount needed to implement your plan of operation as detailed in this section to open two bakery-cafés in the Miami area.

Emerging Growth Company, page 2

4. We note your disclosure that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, however, you have selected the box on the cover page of your filing that you have elected not to use the extended transition period for complying with any new or revised standards. Please reconcile these disclosures.

Business Opportunity, page 15

5. The information in the first paragraph appears dated. Please update and revise to clarify what you mean by "year over year sales" and "are at the top." We also note that the information in the Future Trends section on page 17 and Anticipated Future Trends section on page 21 appear dated. Please revise accordingly.

Enterprise Valuation Comparison, page 16

6. Please delete all references to Panera Bread, Dunkin Brands and Starbucks Corporation or explain why you believe they are appropriate given your development stage status and lack of operations to date.

Management's Discussion and Analysis of Financial Statements, page 19

Plan of Operation, page 19

7. Please revise to include a more detailed plan of operation for the next 12 months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs

accompanying each proposed step in your business plan. We note that the Use of Proceeds section on page 9 details different funding scenarios. If alternate plan of operations will be pursued at different funding levels (25%, 50%, 75% and 100%), please revise to clarify the differences in each plan of operation.

<u>Signatures, page 32</u>

8. Please revise the second half of your signature page to include the signature of your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore at (202) 551-3777 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Clifford J. Hunt, Esquire
        Law Office of Clifford J. Hunt, P.A.